


China Shuangji Cement Ltd.

China Shuangji Cement Ltd. Investor Presentation

Fall 2010

OTCBB: **CSGJ**



Safe Harbor Statement

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include the Company's ability to raise capital to fund ongoing development and operations, completing manufacturing capability, the price and availability of raw materials for manufacturing, timing and results of product development and certification of product, unanticipated costs and delays in product development and manufacturing, ability to hire and retain key management and technical personnel, interest of channel partners, competitive factors, and ability to manage growth, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.   The Offering described in this document is being made only to qualified investors. The securities are being offered in reliance upon exemptions from registration under the Securities Act of 1933 and only in states in which the offering of securities is registered or is exempt from registration and by broker-dealers authorized to do so.



Company Overview

China Shuangji Cement Ltd. ("China Shuangji") is a supplier of high-grade portland cement to the industrial sector in the Shandong and Hainan provinces of the People's Republic of China (PRC).

- The Company's processed cement products are primarily purchased by the cement industry for the purpose of making the cement required for the construction of buildings, roads, and other infrastructure projects.

- Products are sold nationally (in the PRC) and internationally in 10 countries
  – Company headquarters are located in Zhaoyuan City, Shandong Province, China
  – Over 620 Employees
  – Currently trades as (OTCBB:CSGJ); Frankfurt Open-Market:C99N

- China Shuangji controls four cement plant facilities that are projected to have over 3M Metric Tons of capacity
  – Zhaoyuan Cement Plant - (Shandong Province) – under construction
  – Longkou Cement Plant - (Shandong Province) – built in 1985
  – Dongfang Cement Plant - (Hainan Province) – built in 1992
  – Danzhou Cement Plant - (Hainan Province) – built in 1994

- All of China Shuangji's plants produce portland cement, the most common type of cement worldwide.







Investment Highlights

China Shuangji Cement Ltd. is an attractive investment opportunity for several compelling reasons

- **Company is increasing its production capacity significantly – will lead to financial growth**
  - Capacity increasing from 1.5 Million Metric Tons to approximately 2.5 Million Metric Tons in 2010
  - Sales growth from $65.7M in 2010E to $96.5M in 2011E; Net Income growth from $5.2M in 2010E to $7.5M in 2011E

- **Customer demand exceeds capacity**
  - Demand for cement is significantly higher than what existing facilities can produce; demand is higher than the capacity after planned expansion

- **Company Undervalued vs. Peer Group**[1]
  - Recent events have created catalysts that are leading to the Company trading at a meaningful discount to its peers
  - U.S. / Chinese cement comparables valued at 4.9x EV/EBITDA vs. 2.4x CSGJ and 4.6x P/E vs. 3.8x CSGJ

- **Experienced Management Team**
  - Led by seasoned management team with in excess of 40 years of experience in the cement manufacturing industry
  - Management team has recently made significant moves by upgrading its team of service providers / advisors
  - Hired an Investor Relations Firm - Hampton Growth (HGR)
  - Professional CFO – Michelle Zhu
  - Premier middle-market auditors - Bernstein & Pinchuk LLP
  - Well known SEC legal counsel – Sichenzia Ross Friedman Ference LLP
  - Advisors will guide the Company to communicate better with investors, raise money in the capital markets, and up-list to the NYSE, AMEX or NASDAQ

---

(1)   Valuation multiples for the LTM period as of August 25, 2010. Data per Capital IQ.



Operations – Products

China Shuangji specializes in the production of portland cement, a high-quality building material used extensively throughout the world.

- General purpose bulk cement / high-quality building material used in wide variety of applications
  - Principal raw materials: limestone, coal, coal ash, gangue, slag and plaster
  - Used to make cement for construction of buildings, roads, other infrastructure projects
  - Basic ingredient of concrete, mortar, stucco and grout

- Company's brand – **Shuangji** – translates as **double lucky**; well-known and highly desired
  - Target customers involved in construction of highways, water-supply facilities, subways, power plant, tunnels, commercial buildings and port facilities
  - Numerous long-standing relationships
  - Distinguishes itself through service and quality








Operations – Overview of Facilities

China Shuangji has developed an outstanding portfolio of cement assets; planned enhancements will provide for increased annual capacity of 2.5 million metric tons.

- Strategically located in growing provinces enjoying high cement prices and high Fixed Asset Investment ("FAI")

- Plants equipped with technologically advanced, complete testing equipment

- Efficient sourcing of raw materials, as well as nearby land and sea transportation infrastructure

- Environmentally-friendly facilities; likely to benefit from planned elimination of inefficient low-grade plants

Overview of Existing Cement Production Facilities:

	Zhaoyuan Plant[1]	Longkou Plant	Dongfang Plant	Danzhou Plant
Year Established / Upgraded	1971 / 1992	1985/2009[2]	1992	1994
Location	Shandong Province	Shandong Province	Hainan Province	Hainan Province
Current Annual Capacity (MT)	(500,000)	500,000	500,000	500,000
Planned Annual Capacity (MT)	1,000,000	500,000	500,000	500,000
Distance from Quarry (km)	30	10	20	50
Nearby Seaport	Longkou	Longkou	Bashou	Yangpu
Distance from Seaport (km)	30	5	5	25

(1)   Data related to original Zhaoyuan Plant which is not currently producing. New plant currently under construction with planned annual capacity of 1 million MT vs. 500,000 MT annual capacity of former facility.

(2)   China Shuangji acquired 51% of Longkou Plant in April 2009. Planned enhancements should increase annual output capacity to 1 million MT.



Operations – Capacity

As a leading supplier of high-grade cement to the industrial sector in Shandong and Hainan Provinces, China Shuangji currently sells all of the cement it produces.

- Primary near-term strategic objective is efficiently increasing capacity
  - Completion and opening of upgraded Zhaoyuan Plant
  - Doubling production at Longkou Plant to 1 million MT

- Mid-term objectives are domestic and international market expansion
  - Organic upgrades to existing lines of business
  - Strategic operating licenses and acquisitions

Efficient manufacturers like China Shuangji will benefit from improving supply / demand dynamics in the industry.

- Recent government initiatives to play powerful role in capacity growth

- Capacity control to result in improved pricing and margins for active participants





China Shuangji Cement Ltd.



Operations – Shandong Province

Shandong Province is one of the largest cement producing provinces in China and accounts for 10% of total cement consumption.

- Approximately 94 million people; one of largest provinces in China
- Rich in resources like gold, coal and oil; high producer of agricultural products
- Deemed a richer province
  - GDP growth consistently ahead of China; rapid FAI growth in recent years
  - Benefits from South Korean and Japan investment (close geographic proximity)
  - Home of large, global conglomerates like Tsingtao Beer and Haier

Unique forces continue to stimulate cement demand in Shandong Province.

- Local government initiatives
  - Increased financial resources for building products
  - Provision of rural mortgages
- Government consolidation program to benefit high-grade, efficient producers
  - Closure of hundreds of plants in province during 2010 (modernization)
  - Acquisition opportunities; 68% of market share dominated by smaller operators


Heibei
Dezhou
Dongying
Longkou
Yantai
Weihai
Wendeng
Laiyang
Shouguang
Zibo
Jinan
Weifang
Shandong
Qingdao
Echeng
Xintai
Jining
Yinan
Rizhao
Feixian
Tengxian
Linyi
Zaozhuang
Henan

Rural Areas Account for 23% Total Demand


Rural, 23%
Manufacturing, 20%
Property, 30%
Infrastructure, 27%

Source: February 2010 China Building Materials Report (Morgan Stanley Research Asia/Pacific).



Operations – Hainan Province

Hainan Province has recently gained significant economic strength and prosperity; continued growth is expected

- Approximately 8.1 million people; southern, island province
- Strategic geographic location: close proximity to raw materials and low-cost water transport
- Richly endowed in minerals, tropical plants and marine life
- Economic growth catalysts include property construction starts
- Real estate investment activity lead all other provinces
- GDP grew over 25% y-o-y in Q1 2010, beating all other provincial economies[1]

Hainan Province is a key beneficiary of dominant forces contributing to sustained growth and development

- Government mandate to transform tropical island into international tourist destination
- Implement more favorable visitor visa policies and duty-free shops
- Increased international air routes for the island
- Improvements to tourism infrastructure – hotels, attractions, recreation centers
- Government actions to ensure stable growth of real estate industry through logistics infrastructure improvements






(1)   Source: Hainan Statistics Bureau via www.chinaknowledge.com (April 2010).



Company History & Recent Developments

China Shuangji has encountered certain challenges, but has aggressively moved to fix these problems with the help of its new team of more experienced service providers

- **August 2008 – China Shuangji enters the U.S. public markets via Reverse Merger**
  - Company symbol is OTCBB:CSGJ

- **September 2008 – Part of China Shuangji's operations disrupted by local government; relocation of plant necessary**
  - City of Zhaoyuan withdrew land rights of China Shuangji at site of Zhaoyuan plant; asked Company to relocate the plant within the City of Zhaoyuan
  - During the Q4-2008, Zhaoyuan ceased operations at this plant and City of Zhaoyuan selected new site; upon completion of construction and upgrade, modern plant will have significantly more capacity than the old plant
  - As consideration for this involuntary relocation, City agreed to pay Company $13.9M in installments

- **April 2009 – Joint Venture with Longkou Bahai Cement Co. Ltd announced**
  - China Shuangji becomes 51% owner of a new company
  - New company has an annual capacity to produce 500,000 tons of cement

- **October 2009 – Company hires the Investor Relations Firm of Hampton Growth LLC**
  - Los Angeles & Shanghai based IR firm that specializes in China
  - Brought on to more professionally manage the Company's communications as well as provide strategic advisory to regain confidence from investors



Company History & Recent Developments (cont'd)

The Company has positioned itself to execute on its well-defined growth plan based on a combination of organic growth at current facilities and additional growth through expansion

- **January 2010 – Hiring of New Chief Financial Officer**
  - Ms. Michelle Zhu is a CPA and fluent in English and Mandarin.
  - Former Audit Manager of Kabani & Company, Inc. certified public accountants, located in Los Angeles, California where she performed SEC audits and reviews of various public companies, among other regulatory work

- **January 2010 – Engagement of Bernstein & Pinchuk LLP as Company's Auditor and Accountant**
  - Bernstein & Pinchuk LLP ("B&P") has strong reputation and credibility in auditing approximately 40 U.S.-listed Chinese companies and is an independent member of the BDO Seidman Alliance

- **April 2010 – Company Announces Decision to Restate Financial Statements for Prior Annual Periods**
  - B&P discovered certain issues regarding various accounts being misstated and recommended that Company restate prior annual periods

- **May 2010 - China Shuangji Cement, Ltd. Announces Strong Q1-2010 Results**
  - Total revenue increased 4.1%; Gross profit increased 13.0%; Gross margin increased to 15.5%
  - Working capital increased 9.3% to approximately $11.7

- **June 2010 - New Loan Agreement of $3.7M with Private Chinese Individual**
  - 10 Year - No Collateral Loan at 10% Interest to accelerate the completion of new cement plant in Zhaoyuan Facility

- **August 2010 - China Shuangji Cement, Ltd. Announces Strong Q2-2010 Results**
  - Total revenue increased 11.5%; Gross profit increased 14.0%; Gross margin increased to 15.8%
  - Working capital increased 18.4% to approximately $12.6



Industry Overview – Market Demand in China

China is the largest developing nation in the world; demand for cement has been and continues to be substantial

- Consuming 1.6 billion MT in 2009, China has led global cement consumption for two decades

- In 2009, FAI grew by > 50%
  - Infrastructure component had highest growth of 51%
  - 22% FAI growth expected in 2010, led by spending on infrastructure and property investments and rural construction

- Demand for cement is expected to rise steadily, with drivers including:
  - Infrastructure growth supported by Government's $586 billion stimulus and continued drive towards urbanization
  - Government to boost rural consumption by subsidizing procurement of building materials
  - Government consolidation program to eliminate inefficient low-grade plants



Consumption and Demand Continue to Grow

Chinese Cement Consumption (Billions of MT) — 2005: 1.07, 2006: 1.24, 2007: 1.36, 2008: 1.39, 2009: 1.63, 2010P: 1.79, 2011P: 1.87, 2012P: 1.90
Sources: Digital Cement and equity research.

China Cement Demand Growth Analysis — 2005: 10%, 2006: 15%, 2007: 13%, 2008: 3%, 2009: 18%, 2010P: 11%, 2011P: 7%, 2012P: 5%
Sources: China Cement Industry Association and equity research.



Industry Overview – Competitive Landscape

Consolidation and elimination of outdated capacity are expected to reduce industry fragmentation

- Currently a highly fragmented, localized market
  - Average production of Chinese manufacturers approximately 250,000 MT[1]
  - 10 largest manufacturers account for approximately 21.1% of aggregate cement output[1]

- Recent Government actions intended to reduce overcapacity and redundant projects
  - Inefficient capacity and vertical kiln closures; strict control over new capacity addition
  - Increase land costs and impose power tariff hikes on small capacity
  - Encourage M&A of backward capacity and industrial concentration

Aggressive Plant Closures to Build Cyclical Upturn for Materials [2]			
	Capacity (MT) 2010P	**1 Year Closure Target** *(% of 2010P Capacity)*	**3 Year Closure Target** *(% of 2010P Capacity)*
Cement	2,098	4%	14% - 28%
Steel	669	5%	15%
Primary Aluminum	20.9	1.5%	5%

Leading market participants like China Shuangji are well-positioned to benefit from increasing consolidation

- Increased concentration of market share and industry profits; improved profit margins

- Improved pricing power

- Increased overall efficiency; reduced pollution and wasted raw materials

(1)   Per Company filings and management.
(2)   Source: May 2010 *China Basic Materials Sector Report* (Credit Suisse Asian Daily).



Financials – Income Statement & Projections

After investing in increasing capacity, China Shuangji is poised for several years of exciting growth in sales

- 22% Sales Growth in 2010E; 47% Sales Growth in 2011E

- Steady Net Income Margins of approximately 8%

Financials: Income Statement Projections (2009 – 2011E) *in Millions of USD*			
	2009	**2010E**	**2011E**
Sales	$54.00	$65.70	$96.50
Sales Growth		*21.7%*	*46.9%*
Cost of Sales	$46.70	$56.80	$84.10
Gross Profit	$7.30	$8.90	$12.40
SG & A Expense	$1.30	$1.80	$2.10
EBIT	$6.00	$7.10	$10.30
Net Income	$4.40	$5.20	$7.50

Source: Company Form 8-K filed July 16th, 2010.



Financials – Capitalization Table

The management team of China Shuangji owns a considerable amount of the company

- Collectively, the top officers own close to 43% of the Company

- Very clean capitalization table – no significantly dilutive instruments

Capitalization & Ownership Table			
Holder	08/23/2010		
COMMON STOCK	Common Share Equiv.	% O/S	% Diluted
China Shuangji Cement Holding Ltd.	21,306,250	74.0%	73.9%
Management Team - Owners of China Shuangji Ltd.	**12,344,841**	**43.0%**	**42.8%**
Wenji Song (Chairman & President)	10,930,106	38.0%	37.9%
Linxin Cui (Director)	532,656	1.9%	1.8%
Jun Song (Director)	362,206	1.3%	1.3%
Bo Wu (Secretary & Director)	255,675	0.9%	0.9%
Shouheng Yuan (Director & VP of Sales)	191,756	0.7%	0.7%
Hongcheng Liu	72,441	0.3%	0.3%
Non-Affiliated - Owners China Shuangji Holding Ltd.	8,961,409	31%	31.1%
Public Float	7,413,096	26%	25.70%
Total common shares O/S	28,719,346	100%	99.60%
WARRANTS			
Service Providers	100,000 [1]		0.40%
Total warrants	100,000		0.40%
Fully diluted shares outstanding	28,819,346		100%
(1) Exercise price of $0.71			
Source: Company's 10Q filed on 8/23/2010			



Financials – Peer Valuation Review

China Shuangji is priced at a significant discount to its competitors

- All Valuation Multiple metrics show a discount

- EV/Revenue - EV/EBITDA - P/E Basis

Comparable Public Company Analysis: Cement Companies

($ in millions, except per share data)			8/25/2010	Financials (LTM)				Valuation Multiples (LTM)		
Company Name	Ticker:Exchange	Mkt Cap	(EV)	Revenue	EBITDA	Net Income	EPS	EV/ Revenue	EV / EBITDA	P/E
Large-Cap (US) - Cement										
Vulcan Materials Company	NYSE:VMC	$5,678.5	$8,373.9	$2,583.5	$429.5	$24.4	$0.2	3.2x	19.5x	nm
Martin Marietta Materials Inc.	NYSE:MLM	$3,889.7	$4,960.7	$1,669.0	$365.9	$67.0	$1.5	3.0x	13.6x	58.9x
Eagle Materials Inc.	NYSE:EXP	$1,126.0	$1,427.6	$467.9	$84.9	$29.0	$0.7	3.1x	16.8x	38.8x
Texas Industries Inc.	NYSE:TXI	$826.2	$1,295.1	$627.1	$51.5	($71.5)	nm	2.1x	25.2x	nm
United States Lime & Minerals, Inc.	NASDAQ:USLM	$239.1	$264.8	$122.6	$37.1	$15.6	$2.4	2.2x	7.1x	15.4x
							Median	**3.0x**	**16.8x**	**38.8x**
Small / Mid-Cap (US & China) - Cement										
Monarch Cement Co.	OTCBB:MCEM	$69.0	$88.7	$125.1	$14.8	$2.7	$0.7	0.7x	6.0x	40.8x
China Advanced Construction Materials	NASDAQ:CADC	$61.1	$60.0	$76.6	$20.8	$11.5	$0.8	0.8x	2.9x	4.6x
China Infrastructure Const. Corp.	OTCBB:CHNC	$41.5	$44.4	$64.1	$11.7	($17.1)	nm	0.7x	3.8x	nm
China Runji Cement Inc.	OTCBB:CRJI	$8.7	$36.7	$53.2	$5.2	$2.8	$0.0	0.7x	7.0x	3.1x
							Median	**0.7x**	**4.9x**	**4.6x**
China Shuangji Cement, Ltd.	*OTCBB:CSGJ*	*$14.1*	*$16.6*	*$54.5*	*$6.9*	*$3.7*	*$0.1*	*0.3x*	*2.4x*	*3.8x*

Source: Capital IQ as of August 25th, 2010.





Management Team / Board of Directors

China Shuangji is led by a seasoned, proven management team with in excess of 40 years of experience in the cement manufacturing industry

Wenji Song – Chairman & President

- Long-standing history with China Shuangji since starting with the Company in 1974; instrumental force in growth and success of business

- Awarded the outstanding entrepreneur title many times for prominent achievement and other related awards

- Graduate of highly-regarded Shandong Building Materials Institute; obtained the certificate of advanced economy

Jun Song – CEO & Director

- Extensive practical experience in corporate and human resource management, finance, logistics, production, supply chain management, marketing and economic system restructuring

- Served as Director & CEO since 2004

- Graduate of Qingdao University in Shandong Province

Michelle Zhu – CFO

- Appointed Chief Financial Officer in January 2010

- Certified Public Accountant and fluent in English and Mandarin

- Previously served as Audit Manager at Kabani & Co. performing audits and regulatory work for public companies, including many U.S.-listed Chinese clients

- Masters of Business Administration from University of California at Irvine; Bachelor of Accounting from California State University at Fullerton; currently pursuing a Masters of Taxation from University of Southern California



Investment Highlights

China Shuangji Cement Ltd. is an attractive investment opportunity for several compelling reasons

- **Company is increasing its production capacity significantly – will lead to financial growth**
  - Capacity increasing from 1.5 Million Metric Tons to approximately 2.5 Million Metric Tons in 2010
  - Sales growth from $65.7M in 2010E to $96.5M in 2011E; Net Income growth from $5.2M in 2010E to $7.5M in 2011E

- **Customer demand exceeds capacity**
  - Demand for cement is significantly higher than what existing facilities can produce; higher than capacity after planned capacity expansion

- **Company undervalued vs. Peer Group**[1]
  - Recent events have created catalysts that are leading to the Company trading at a meaningful discount to its peers
  - U.S. / Chinese cement comparables valued at 4.9x EV/EBITDA vs. 2.4x CSGJ and 4.6x P/E vs. 3.8x CSGJ

- **Experienced management team**
  - Led by seasoned management team with in excess of 40 years of experience in the cement manufacturing industry
  - Management team has recently made significant moves to upgrade its team of service providers / advisors
  - Hired an Investor Relations Firm - Hampton Growth (HGR)
  - Professional CFO – Michelle Zhu
  - Premier middle-market auditors - Bernstein & Pinchuk LLP
  - Well known SEC legal counsel – Sichenzia Ross Friedman Ference LLP
  - Advisors will work to guide the Company to communicate better with investors, raise money in the capital markets, and up-list to the NYSE, AMEX or NASDAQ

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(1)   Valuation multiples for the LTM period as of August 25, 2010. Data per Capital IQ.



Contact Information

Company:

China Shuangji Cement Ltd.
Michelle Zhu – CFO
Tel: +1 626 715 3880 (US Mobile)
Tel: +86 186 5350 8990 (China Mobile)
E-mail: michelle@shuangjicement.com

Securities Counsel

Sichenzia Ross Friedman Ference, LLP
Gregory Sichenzia
61 Broadway 32nd. Fl.
New York, NY 10006.
Tel: +1 212 930-9700

Auditor
Bernstein & Pinchuk, LLP
Drew Bernstein
7 Penn Plaza, Suite 830
New York, NY 10001
Tel: +1 212 279-7900



Investor Relations:

Hampton Growth, LLC
520 Broadway Suite 350
Santa Monica, CA 90401

United States:
Andrew Haag – Managing Member
Tel: +1 310 770 9661
E-mail: andrew@hamptongrowth.com

Asia Pacific:
Robert Haag – Managing Director - Asia
Tel: +1 310 310 4842 (US Mobile)
Tel: +86 152 2174 3282 (China Mobile)
E-mail: robert@hamptongrowth.com